SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 15)

NEUROCHEM INC.
(Name of Company)

COMMON SHARES, NO PAR VALUE
(Title of class of securities)

64125K101
(CUSIP Number)

Dr. Francesco Bellini
Chairman and Chief Executive Officer
Neurochem Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
May 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 2 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,068,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,068,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,068,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 3 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 330,600
	8.	SHARED VOTING POWER 11,068,368
	9.	SOLE DISPOSITIVE POWER 330,600
	10.	SHARED DISPOSITIVE POWER 11,068,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,968
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14.	TYPE OF REPORTING PERSON HC, CO

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 4 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,648,968[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,648,968[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,648,968[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14.	TYPE OF REPORTING PERSON OO

________________________
[1]
As described in Item 6 as amended in amendment No. 14, FMRC has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco and included in the amounts given above. Pursuant to such rights, FMRC may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco. To exercise such rights, FMRC must request Power Tech to assist it in causing Luxco to dispose of up to all of the 5,534,184 Neurochem Shares with respect to which FMRC has tracking stock rights. Power Tech has agreed that upon such request it will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with FMRC's request. The net proceeds of such sale would be distributed to FMRC as a dividend on the Class F Special Shares of Picchio held by FMRC. In addition, as described in Item 6, Power Tech has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 5 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,648,968
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,648,968
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,648,968
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 6 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,648,968
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,648,968
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,648,968
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 7 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Technology Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,166,666
	8.	SHARED VOTING POWER 11,398,968[2]
	9.	SOLE DISPOSITIVE POWER 1,166,666
	10.	SHARED DISPOSITIVE POWER 11,398,968[2]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,565,634[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14.	TYPE OF REPORTING PERSON HC, CO

_________________________
[2]
As described in Item 6 as amended in amendment No. 14, Power Tech has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco. Pursuant to such rights, Power Tech may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco and included in the amounts given above. To exercise such rights, Power Tech must request FMRC to assist it in causing Luxco to dispose of up to all 5,534,184 Neurochem Shares with respect to which Power Tech has tracking stock rights. FMRC has agreed that upon such request it will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with Power Tech's request. The net proceeds of such sale would be distributed to Power Tech as a dividend on the Class P Special Shares of Picchio held by Power Tech. In addition, as described in Item 6, FMRC has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 8 of  21 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 775,832[3]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 775,832[3]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,932[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN

________________________
[3]
Includes 469,166 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

[4]
Includes 469,166 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 9 of  21 pages

This Amendment No. 15 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment on November 13, 2006 (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporations Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. This Amendment No. 15 is filed as a result of a Voting Agreement dated as of May 1, 2007 (the “Voting Agreement”) by and among Luxco, Picchio, FMRC, Power Tech and Dr. Bellini (the “Shareholders”) and Neurochem, and a Lock-Up Agreement between Neurochem and Dr. Bellini dated May 1, 2007 (the “Lock-Up Agreement”), each as more fully described herein.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY

The second paragraph of subsection (a), subparagraph (vi), of Item 5 is amended and restated to read as follows:

(vi) Dr. Bellini has beneficial ownership of 825,932 Neurochem Shares (or 2.1% of the outstanding Neurochem Shares), of which (i) 469,166 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

The third paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (107,100), of which 39,100 are subject to options which are currently exercisable or exercisable within 60 days; (ii) Andre Desmarais (165,200), of which 5,200 are subject to options which are currently exercisable or exercisable within 60 days, 10,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; (iii) Luc Jobin (2,000); (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife and (v) Arnaud Vial (5,000), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Kruyt and Jobin are also Directors of Picchio, and Mr. Andre Desmarais is a Director and the Deputy-Chairman of Picchio. In addition, John A. Rae, a Director and Executive Vice President of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario, which owns 84,058 Neurochem Shares. John A. Rae disclaims beneficial ownership of those shares.

The fourth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 10 of  21 pages

Certain directors and executive officers of Picchio, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Charles Cavell (10,000); (ii) Pierre Larochelle (19,500), which he owns with his wife; (iii) Dr. Gervais Dionne (41,000), 1,000 of which are held of record by his wife which he may be deemed to beneficially own, and (iv) Roberto Bellini (53,700).

In addition, pursuant to purchases made in connection with the Company's offering of Notes on November 9, 2006 Dr. Dionne owns US $500,000 principal amount of Notes and Mr. Cavell owns US $100,000 principal amount of Notes.

The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Mutual funds that are managed or distributed indirectly by IGM Financial Inc., 55.9% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned indirectly by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Paul G. Desmarais controls 63.3% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included. An insurance subsidiary of Great-West Lifeco Inc. owns 553 Neurochem Shares in its general account.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On May 2, 2007, the Company issued (i) US $40,000,000 principal amount of 6% senior notes convertible into Neurochem Shares in certain circumstances, (ii) US $40,000,000 principal amount of 5% senior subordinated notes convertible into Neurochem Shares in certain circumstances and (iii) warrants to purchase 2,250,645 Neurochem Shares at $12.68 per share, subject to adjustment in certain circumstances (collectively the “Securities”). None of the Reporting Persons purchased any of the Securities.

The issuance of Neurochem Shares upon conversion or exercise of the Securities in an amount in excess of 24.9% of the outstanding Neurochem Shares requires shareholder approval under the rules of the Toronto Stock Exchange. As an inducement for the purchasers of the Securities to

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 11 of  21 pages

purchase the Securities, the Shareholders have each agreed, pursuant to the Voting Agreement, to vote their Neurochem Shares in favor of the issuance of such additional Neurochem Shares at any meeting of shareholders. In addition, until shareholder approval has been obtained, the Shareholders have agreed not to sell, transfer, assign, pledge, hypothecate or otherwise dispose of or encumber any Neurochem Shares or any other securities which the Shareholders are or will be entitled to vote at any meeting of shareholders, except to a transferee who agrees to be bound by the terms of the Voting Agreement.

As an additional inducement for the purchasers of the Securities, Dr. Bellini has agreed pursuant to the Lock-Up Agreement, not to sell, hedge, pledge or otherwise dispose of or transfer any Neurochem Shares owned directly by him, or with respect to which he has beneficial ownership, for a six-month period.

The summary set forth above of the Voting Agreement and the Lock-Up Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of such agreements that are attached as Exhibits DD and EE, respectively, and incorporated herein by reference for all purposes.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.
EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 12 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

P.P. LUXCO HOLDINGS II S.A.R.L.
By:	/s/ Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Manager

By:	/s/ Jean-Christophe Dauphin
Name:	Jean-Christophe Dauphin
Title:	Manager

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 13 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

PICCHIO PHARMA INC.
By:	/s/ Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Chairman and Director

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 14 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

FMRC FAMILY TRUST
By:	/s/ Vernon H. Strang
Name:	Vernon H. Strang
Title:	Trustee

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 15 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

/s/ John Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 16 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

/s/ Vernon H. Strang
VERNON H. STRANG

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 17 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

/s/ Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 18 of  21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

POWER TECHNOLOGY INVESTMENT CORPORATION
By:	/s/ Peter Kruyt
Name:	Peter Kruyt
Title:	President

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 19 of  21 pages

EXHIBIT INDEX

EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.***********
B.	Persons who may be deemed in control of Power Technology Investment Corporation.*
C.	Directors and Executive Officers of the Filing Persons.
D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*
E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini.
F.	Warrant dated July 25, 2002.*
G.	Warrant dated February 18, 2003.*
H.	Joint Filing Agreement.*
I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.**
J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**
K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.
L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech. ***
M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

____________________________

*	Previously filed with Schedule 13D on October 3, 2003.
**	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.
***	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.
****	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP No.   64125K101                                                               Schedule 13D                                                                      Page 20 of  21 pages

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***
O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***
P.	Credit Agreement, dated by and between Picchio and National Bank of Canada.****
Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****
R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****
S.	Commitment Letter, dated February 14, 2005.******
T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******
U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.*******
V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******
W.
Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. *******
Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.**********
Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

___________________________

******	Previously filed with Amendment No. 6 to Schedule 13D on February 25, 2005.
*******	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.
********	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.
*********	Previously filed with Amendment No. 9 to Schedule 13D on July 25, 2005.
**********	Previously filed with Amendment No. 10 to Schedule 13D on January 30, 2006.
***********	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

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AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********
BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.
CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.
DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.
EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini